UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 2, 2004

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction of incorporation or organization)*	*(I.R.S. Employer Identification No.)*

1600 Smith Street, Dept. HQSCE	
Houston, Texas	**77002**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item   5.   Other Events

On January 2, 2004, we issued a press release announcing the election by our Board of Directors of Richard F. Wallman to fill a vacancy on the Board occasioned by the resignation from the Board of Jeffery A. Smisek. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Mr. Wallman retired in July 2003, having served as Senior Vice President and Chief Financial Officer of Honeywell International Inc. (and its predecessor, Allied Signal Inc.) since March 1995. Prior to joining Honeywell, Mr. Wallman held positions with IBM, Chrysler and Ford. Mr. Wallman is 52 years old and is also a director of Ariba, Inc., Avaya Inc., Hayes Lemmerz International, Inc. and Lear Corporation.

Also on January 2, 2004, we issued a press release announcing our December 2003 and full-year capacity and traffic performance. The press release is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Item   7.   Financial Statements and Exhibits

99.1   Press Release

99.2   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: January 2, 2004

/s/ Scott R. Peterson
Scott R. Peterson
Vice President and General Counsel

EXHIBIT INDEX

99.1   Press Release

99.2   Press Release